September 7, 2005
Mail Stop 4561

By U.S. Mail and facsimile to (979)543-1906

Mr. David Zalman,
President and Chief Executive Officer
Prosperity Bancshares, Inc.
Prosperity Bank Plaza
4295 San Felipe
Houston, TX  77027

Re:	Prosperity Bancshares, Inc
      Form 10-K for Fiscal Year Ended December 31, 2004
	File No.  000-25051

Dear Mr. Zalman:

      We have reviewed your response letter dated August 24, 2005 and have the following additional comments.

Form 10-K

Notes to the Consolidated Financial Statements

Note 5.  Securities, page 69 and 70

1. Please refer to prior comment #1. Please provide the terms for the preferred security series you hold including but not limited to:
* Whether the series are callable or not, cumulative or not, perpetual or not and the related terms,
* The interest rate indices they are tied to for reset,
* The reset schedule and terms of pricing and price at each reset date.

2. In your response letter dated August 24, 2005 you cited two preferred security series as examples for supporting your recovery projections for your preferred security series that are currently in unrealized loss positions. Your recovery assumptions rely on the preferred securities repricing models to behave similarly to bond models; however these securities have similar risks to those
associated with equity securities as well.   Please tell us how
you
considered the following in your analysis:

* The change in the credit rating of the issuing companies from the time the series were issued to present day;
* Any additional impact credit rating change would have on repricing;
* The availability and applicability of preferred stock valuation models:
* The impact and basis of the reset options, reset intervals, and length of the reset schedule;
* The very low levels of interest rates at previous reset dates, and the higher current levels of interest rates, and the expected changes in interest rates;
* The degree of comparability between the terms of the example securities and the preferred security series you hold; and
* Any additional information that supports your belief that your securities will behave in the same manner as the example securities.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	You may contact Paula Smith (Staff Accountant) at (202) 551-
3696
or me at (202) 551-3490 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,



							Don Walker
							Senior Assistant Chief
Accountant
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David Zalman, President and Chief Executive Officer
Prosperity Bancshares, Inc.
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